Exhibit 99.1

Israel Corporation Approves Spin-Off of Kenon

Kenon’s shares will commence trading on the NYSE on or about January 6, 2015 on a when-issued basis under the symbol “KEN WI”

Highlights

•	Israel Corporation’s (“IC”) shareholders and board approved the spin-off of Kenon shares, aimed at unlocking shareholder value for Israel Corporation’s shareholders. The expected closing date is January 7, 2015 and the distribution completion date was set for January 9, 2015, subject to certain terms and conditions.

•	Kenon will hold interests in: IC Power: a leading owner, developer and operator of power facilities; Qoros Automotive; Tower Semi (NASDAQ, TASE: TSEM); ZIM; and two renewable energy companies

•	Kenon’s aim is to support the growth and development of its businesses and to maximize their value, with the intention of then providing its shareholders with direct access to these businesses

•	Kenon’s Shares are expected to commence trading on the NYSE on or about January 6, 2015 on a when-issued basis; Trading on the TASE is expected to commence on January 11, 2015

•	Kenon will be holding a roadshow with investors in the U.S. starting on Tuesday January 6, 2015

•	Deutsche Bank Securities is acting as Lead Financial Advisor to Israel Corporation and Kenon Holdings for this process. BofA Merrill Lynch is acting as Financial Advisor to Kenon Holdings

Singapore, January 6, 2015 – Kenon Holdings Ltd. (NYSE, TASE: KEN, ), announced that the shareholders of Israel Corporation Ltd. (TASE: ILCO), its board of directors and two committees of the board, have approved the spin-off of Kenon to Israel Corporation shareholders, and the expected closing date is January 7, 2015. The board of directors of Israel Corporation declared a pro rata dividend of the outstanding shares of Kenon, which will result in the legal and structural separation of the two companies.

Kenon’s primary assets include IC Power, a wholly owned power generation company with more than 3,800 MW of operating assets and assets under construction in growing markets including ten Latin American countries and the Caribbean and in Israel. IC Power has a pipeline of over 1,100 MW of new projects under construction scheduled to be completed by year end 2016. Kenon’s other primary asset is Qoros Automotive, an emerging Chinese automaker. Its other assets include interests in Tower Semiconductor, a speciality foundry manufacturer of analogue integrated circuits, ZIM, a global container shipping company, and two smaller renewable energy companies.

Kenon’s strategy is to support the growth and development of its various businesses. Following the growth and development of its businesses, Kenon intends to unlock value by providing its shareholders with direct access to these businesses. In addition, Kenon will follow disciplined capital allocation principles, including refraining from investing in new companies outside its current businesses.

All Israel Corporation shareholders as of the record date, January 9, 2015, will be entitled to receive for each IC share held, 7 Kenon shares, together with US$26.22557 in cash, as a dividend. Kenon’s shares will be distributed through the clearing systems of the Tel Aviv Stock Exchange Ltd. (TASE) on or about January 9, 2015.

Kenon’s shares will begin trading in the U.S. on the New York Stock Exchange (NYSE) on or about January 6, 2015. The NYSE has indicated that Kenon’s shares will trade on a “when-issued basis” for an initial period. During this period, Kenon’s shares will trade under the ticker symbol of ‘KEN WI’. Regular-way trading on the NYSE will commence at a later date to be determined by the NYSE. At this stage, the ticker symbol will be changed to ‘KEN’.

Kenon’s shares will commence trading in Israel on the TASE, on or about January 11, 2015.

In connection with the spin-off, Kenon has filed a Registration Statement on Form 20-F (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which contains information about Kenon and its businesses and details regarding the distribution of Kenon’s shares, as well as certain tax consequences and considerations and other important information. The Registration Statement is available on the SEC’s website at www.sec.gov

About Kenon Holding

Kenon is a newly-incorporated holding company that will operate dynamic, primarily growth-oriented, businesses. The companies it will own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Each of our future businesses was formerly held by IC, which is spinning off these businesses with the aim to enhance value for its shareholders in the long term, by enhancing the business focus in the holding of portfolio companies, exposing these businesses to more focused public of investors within their areas of activities, creating structural flexibility in the holding of these businesses and “simplifying” the structure. Our businesses comprise:

•	IC Power (100% interest) – a leading owner, developer and operator of power generating facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	Tower Semiconductors (30% interest) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE; and

•	ZIM (32% interest) – an international shipping company;

•	Two early stage businesses in the renewable energy sector - Primus (91% interest) – a developer of alternative fuel technology and HelioFocus (70% interest) – a developer of solar technologies

Kenon’s primary focus will be to continue to grow and develop its primary businesses, IC Power and Qoros. Following the continued growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when Kenon believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see the Registration Statement. Please see http://www.kenon-holdings.com for additional information

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the spin-off, timing of “when-issued” and “regular-way” trading and trading on the NYSE and the TASE, conditions to the distribution, and statements about the objectives of the spin-off, Kenon’s strategy and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include a failure to successfully separate Kenon from Israel Corporation, the satisfaction of conditions of the spin-off, including the receipt of required approvals, the ability of Kenon’s businesses to continue to grow and develop according to their business development plans, trends in the industries in which Kenon’s businesses operate, customer demand, the competitive landscape in which Kenon’s businesses operate, changes in regulation applicable to Kenon’s businesses, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Registration Statement. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Information on Israel Corporation’s Cash Dividend Press Release

On January 4 Israel Corporation issued a separate immediate report regarding a cash distribution to be made to holders of Israel Corporation shares on the record date.

Contact Info:

Kenon Holdings Ltd.

Barak Cohen

VP Businesses Development and IR

barakc@kenon-holdings.com

Tel: +972-54-3301100

Zongda Huang

Associate Director, Business Development & IR

huangz@kenon-holdings.com

Tel: +65 6351 1780

External Investor Relations

Ehud Helft / Kenny Green

GK Investor Relations

Kenon@kgir.com

Tel: 1 646 201 9246

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